EXHIBIT 12

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Earnings:
Income before income taxes (1)	$462.3	$466.0	$1,351.4	$1,205.0
Interest expense	29.1	28.7	81.0	88.0
Other adjustments	12.0	11.9	35.5	36.2

Total earnings (a)	$503.4	$506.6	$1,467.9	$1,329.2

Fixed charges:
Interest expense	$29.1	$28.7	$81.0	$88.0
Other adjustments	12.0	11.9	35.5	36.2

Total fixed charges (b)	$41.1	$40.6	$116.5	$124.2

Ratio of earnings to fixed charges (a/b)	12.25	12.48	12.60	10.70

(1)	Income before income taxes includes minority interest and equity earnings in affiliates. Reflecting such amounts on a cash basis would not materially impact the ratio due to the frequency of cash distributions.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.